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               UNITED STATES                      -----------------------------
     SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
           WASHINGTON, D.C. 20549                 -----------------------------
                                                  OMB Number:         3235-0058
                                                  Expires:        June 30, 1994
                FORM 12b-25                       Estimated average burden
                                                  hours per response.......2.50
                                                  -----------------------------
        NOTIFICATION OF LATE FILING                     SEC FILE NUMBER
                                                            33-22521
                                                  -----------------------------
                                                           CUSIP NUMBER
                                                           974902-10-8
                                                  -----------------------------
(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


        For Period Ended:  March 31, 1996
                           --------------
        [ ]Transition Report on Form 10-K
        [ ]Transition Report on Form 20-F
        [ ]Transition Report on Form 11-K
        [ ]Transition Report on Form 10-Q
        [ ]Transition Report on Form N-SAR
        For the Transition Period Ended:_______________________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant
                         WINNERS ENTERTAINMENT, INC.
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Former Name if Applicable
                       1461 Glenneyre Street, Suite F.
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Address of Principal Executive Office (Street and Number)
                           Laguna Beach, CA  92651
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City, State and Zip Code
_______________________________________________________________________________

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (11-91)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Thomas K. Russell              (714)               376-3010
     -----------------------------------  -----------     ----------------------
                   (Name)                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                   [X]Yes  [ ]No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   [ ]Yes  [X]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________


                          WINNERS ENTERTAINMENT, INC.
           ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date          May 13, 1996                        By /s/ Thomas K. Russell
    ----------------------------------               ---------------------------
                                                     Secretary & General Counsel


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION
_______________________________________________________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                   Form 10-Q
                      For the Period Ended March 31, 1996


PART III -- NARRATIVE

Form 10-Q for the fiscal quarter ended March 31, 1996 cannot be filed within the prescribed 45 calendar days due to delays caused by the recent Chapter 11 bankruptcy filing of the Registrant's first mortgage construction lender, Bennett Management & Development Company, Inc., during March 1996, civil proceedings by the Securities and Exchange Commission against Bennett
Management & Development Company's parent, Bennett Funding Group, Inc., and civil and criminal proceedings against Patrick Bennett, a principal of Bennett Funding Group, Inc. Management was uncertain whether these developments would have any material impact on the Registrant's pending video lottery gaming license in West Virginia, the Registrant's operations at Mountaineer Race Track and Resort, or the Registrant's financial statements. The Registrant was not able to obtain confirmation from the West Virginia Lottery Commission that its video lottery license would be unaffected by these developments until May 9, 1996, which left insufficient time to permit a timely filing of the subject
Form 10-Q.